Press Release


[Graphic omitted] Ahold

                                                                Royal Ahold
                                                                Public Relations

                                                        Date: June 4, 2003
                                        For more information: +31 75 659 57 20






Ahold divests Dutch candy store chain

Zaandam, The Netherlands, June 4, 2003 -- Ahold today announced the divestment of its Dutch candy store chain Jamin Winkelbedrijf B.V. Through a management buy-out, Jamin's current executive team will continue to run the company as an independent entity. The transaction sum was not disclosed. The trade unions were recently informed and are expected to give a positive answer with respect to the transaction shortly. The works council of Jamin has given its positive advice. The transaction is expected to close in the second quarter of 2003.

The transaction includes all five Jamin chain stores and their inventory, stock and debtors. The 137 franchise stores will also continue to conduct their business with Jamin. All 60 associates currently working for Jamin will continue to work for the company. It will also be business as usual at Jamin's head office in the southern Netherlands as well as at the distribution center. Customers will not notice a significant change, as the company will continue to operate under the same brand name and offer its current range of quality confectionery - some 300 popular pick and mix candy items, ice cream and chocolate delicacies.

Jamin has been part of Ahold's Dutch store portfolio since 1993. The planned divestment of the subsidiary is part of Ahold's strategic plan to restructure its portfolio to focus on core activities and to concentrate on its mature and most stable markets. Ahold believes Jamin will grow stronger within an environment specialized in quality confectionery.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond A hold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances other the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com